Air Methods Corporation

7211 South Peoria

Englewood, Colorado 80112

April 21, 2017

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Air Methods Corporation

Registration Statement on Form S-3 (File No. 333-163467)

Ladies and Gentlemen:

This letter constitutes an application by Air Methods Corporation (the “Company”) pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”) for an order permitting the Company to withdraw its Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-3, including all exhibits thereto (File No. 333-163467), that was initially filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2010 (the “Post-Effective Amendment 2”), Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, including all exhibits thereto (File No. 333-163467) that was initially filed with the Commission on January 29, 2010 (the “Post-Effective Amendment 1”), and the Registration Statement on Form S-3, including all exhibits thereto (File No. 333-163467) that was initially filed with the Commission on December 3, 2009 (the “Registration Statement”). The Registration Statement, Post-Effective Amendment 1 and Post-Effective Amendment 2 became effective upon filing with the Commission pursuant to Rule 415 under the Securities Act. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On April 21, 2017, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of March 14, 2017 (the “Merger Agreement”), by and among the Company, ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), and ASP AMC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

Please provide Michael Lubowitz of Weil, Gotshal & Manges LLP a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (212) 310-8007. If you have any questions regarding this application, please contact Michael Lubowitz of Weil, Gotshal & Manges LLP at (212) 310-8566.

Sincerely,

Air Methods Corporation

By:	/s/ Crystal L. Gordon
Crystal L. Gordon
Executive Vice President, General Counsel and Corporate Secretary

cc: Justin Rosenberg

Paul, Weiss, Rifkind, Wharton & Garrison LLP